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                           Exhibit (a)(4)



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     PharmaInvest, L.L.C. Announces Tender Offer

     NEW YORK, NY (Business Wire) - Mar. 3, 1999--PharmaInvest, L.L.C. announced it has commenced a tender offer for up to 3,000 units of limited partnership interest in PaineWebber R&D Partners II, L.P. Details of the tender offer have been filed with the U.S. Securities and Exchange Commission and have been mailed to holders of the units. PharmaInvest will pay $6,000 for each unit of limited partnership interest. The tender offer will expire March 31, 1999, unless extended.

     Copies of the tender offer materials can be obtained from MacKenzie Partners, Inc. at (800) 322-2885.


     CONTACT:  MacKenzie Partners, Inc.
               Larry Dennedy
               Bob Maresc


               PharmaInvest, L.L.C.
               Mike Herman
               (800) 600-1450